Exhibit 99.2

Management’s Discussion and Analysis	Amended and Restated
For the Year Ended June 30, 2006	as of March 16, 2007

Northern Peru Copper Corp. (“Northern Peru” or the “Company”) is a resource exploration company with a focus on developing and advancing copper exploration projects in Peru.   Northern Peru’s head office is located in Vancouver, Canada.  The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) under the symbol “NOC”.

The Company was incorporated on February 28, 2005 and commenced operations on May 19, 2005.

This management’s discussion and analysis (“MD&A”) focuses on significant factors that affected Northern Peru and its subsidiaries during the year ended June 30, 2006 and to the date of this report.  The MD&A supplements, but does not form part of, the audited consolidated financial statements of the Company, and the notes thereto, for the year ended June 30, 2006.  Consequently, the following discussion and analysis should be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2006 and the notes thereto. All amounts presented in this MD&A are in Canadian dollars unless otherwise indicated.

Forward Looking Information

Certain of the statements contained in this MD&A may contain forward-looking statements or information. Such forward-looking statements include, but are not limited to, statements or information with respect to predictions, plans, projections, objectives, assumptions, future events and performance and known and unknown risks and uncertainties.  Forward-looking statements also include statements regarding the expectations and beliefs of management.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements.  The Company does not update forward-looking statements continually as conditions change.  Readers are cautioned not to place undue reliance on these forward-looking statements or information, which speak only as of the date the statements were made.  Readers are advised to consider such forward-looking statements in light of the risks as set forth below in this MD&A as well as the risk factors discussed more comprehensively in the Annual Information Form filed by the Company, which is available on www.sedar.com.

Cautionary Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101 (“NI 43-101”), Standards of Disclosure for Mineral Projects, an instrument made under Canadian securities regulations.  While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined or recognized by the U.S. Securities and Exchange Commission (“SEC”).  As such, information contained in this MD&A concerning descriptions of mineralization and resources, as determined in accordance with Canadian standards, may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.  “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of the mineral resources in these categories will ever be upgraded to a higher category of resource.

Highlights of the Year Ended June 30, 2006

•                  completion of an advanced exploration program on the Galeno Project resulting in new mineral resource estimates in the Indicated and Inferred categories, the completion of a Preliminary Economic Assessment and the initiation of a prefeasibility study

•                  26 holes drilled at the Hilorico Gold Prospect

•                  commencement of a new drilling program on the Pashpap Project by JOGMEC

•                  completion of two private placement financings for net proceeds of $15.6 million, enabling the Company to continue with the advancement of its key projects.

Significant Events, Transactions and Activities on Mineral Properties

In order to better understand Northern Peru’s financial results, it is important to gain an appreciation for the significant events, transactions and activities on mineral properties which had occurred during the year ended June 30, 2006 and to the date of this MD&A.

Galeno Project

Northern Peru holds a long-term option to purchase a 100% interest in the Galeno property which is located 600 kilometers north of Lima and 16 kilometers east of Yanacocha, Peru’s largest gold mine.  The Company has been aggressively exploring the Galeno copper, gold, molybdenum deposit since June 2005.  During the year ended June 30, 2006, the Company made significant advances in the implementation of its business plan for Galeno.  The plan focuses on adding value to the property during the current high metals price cycle by completing an advanced exploration program, updated mineral resource estimate and completing environmental, technical and economic studies.

During the quarter ended June 30, 2006 the Company achieved a key milestone of its business plan by advancing the project from exploration toward development.  Specifically, the Company completed a 43 hole infill drilling program and a NI 43-101 Preliminary Economic Assessment for Galeno.  The infill drilling program was completed in May and a corresponding updated Resource Estimate was published on August 9, 2006 (refer to news release #NR06-14).  The Preliminary Economic Assessment was based on the March 2006 Resource Estimate and did not include the infill drilling program results.

In the August 9, 2006 updated Resource Estimate, Indicated Resources were increased by 261 million tonnes grading 0.50% copper equivalent, at a 0.4% copper equivalent cut off grade.  Inferred Resources were subsequently reduced by 450 million tonnes as a result of the upgrading of Inferred Resources to the Indicated Resources category and a reduction in the overall amount of Inferred Resources previously drill defined.  The updated resource is as follows:

At a 0.4% copper equivalent cut-off, the estimated mineral resource at Galeno is:

•                  765 million tonnes grading 0.64% copper equivalent, containing 8.26 billion pounds of copper, 2.78 million ounces of gold and 236.3 million pounds of molybdenum of Indicated Mineral Resources.

•                  98 million tonnes grading 0.48% copper equivalent, containing 0.75 billion pounds of copper, 0.36 million ounces of gold and 22.5 million pounds of molybdenum of Inferred Mineral Resources.

At a 0.8% copper equivalent cut-off, a central, near surface, higher grade core has been identified containing approximately:

•                  153 million tonnes grading 0.99% copper equivalent, containing 2.65 billion pounds of copper, 0.79 million ounces of gold and 62.3 million pounds of molybdenum of Indicated Resources.

(Copper equivalent calculated using US$1.00/lb copper, US$400/oz gold and US$6.00/lb molybdenum and is not adjusted for metallurgical recoveries as these remain uncertain).

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The updated Resource Estimate is based on assay results from 45,110 meters of drilling in 141 holes of which 43 diamond drill holes totaling 13,050 meters (holes GND-06-49 through GND-06-91) comprise the infill drilling program.  Robert Sim, P.Geo from Norwest Corporation is the Qualified Person, as defined by NI 43-101, responsible for the August 9, 2006 Resource Estimate. The Technical Report, compliant with NI 43-101, was posted on SEDAR on September 26, 2006.  Robert Sim, P.Geo and Geoff Jordan, P.Geol. from Norwest Corporation are the Qualified Persons of the Technical Report.

The Company commissioned an independent NI 43-101 compliant Preliminary Economic Assessment in March 2006. This assessment was based on the March 8, 2006 Resource Estimate, and was used to develop a preliminary project design and assess the economic viability of the Galeno deposit. The Preliminary Economic Assessment was published on July 11, 2006 (refer to news release #NR06-13). Based on positive results, the next step for the Company is to complete a prefeasibility study, which was commissioned in June 2006 and is schedule for completion by the end of 2006.

The PA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  Thus, there is no certainty that the PA will be realized.  Actual results may vary, perhaps materially.  The basis for the PA is: (i) a site visit in April, 2006 by Raymond Hyyppa, one of the independent qualified persons responsible for preparation of the PA; (ii) a review of geological reports and maps; (iii) a review of miscellaneous technical papers which are referenced in the PA; and (iv) a review of drill results.  Projected economics in the PA were developed using a cash flow valuation model based upon the geological and engineering work completed to date.  The PA’s base case net present value estimates for the Galeno project were developed using long term forecast metal prices of $1.20/lb for copper, $425/oz for gold, $6.50/oz for silver and $10/lb for molybdenum oxide.

The salient details of the Preliminary Economic Assessment are summarized in the table below (all dollar figures are in US Dollars unless otherwise stated):

NPV ($1.20/lb copper, 8% discount rate)	$548 million
IRR	21.7%
Initial Capital Expenditure	$853 million
LOM C-1 Cash Costs (net by-product credits)	$0.486/lb copper mined
Mill Capacity	90,000 tpd
Annual Throughput	32.4 million tonnes
Mine Life	20.7 years
Strip Ratio	0.13:1
LOM average annual copper-in-concentrate production	144,000 tonnes
First 5 Years average annual copper-in-concentrate production	208,000 tonnes

The Preliminary Economic Assessment is available on the Company’s website at www.northernperu.com and on SEDAR at www.sedar.com.  The Preliminary Economic Assessment was completed by Samuel Engineering, Inc. Raymond R. Hyyppa, P.E., Bruce M. Davis, FAusIMM and Robert Sim, P.Geo are the Qualified Persons for the Preliminary Economic Assessment.

As of August 30, 2006, the Company reports that Galeno Project prefeasibility study is well underway. The completed prefeasibility study will include ore reserve estimation, a corresponding mine design and production schedule, metallurgy, process and project infrastructure design, development of environmental management and permitting programs and the overall project capital and operating costs.

The Company is extremely pleased with the progress of the Galeno Project.  The Company’s completion of the Preliminary Economic Assessment and the initiation of the prefeasibility study are major milestones in the advancement of the Galeno Project and are significant steps in adding shareholder value.

Another critical component of the Galeno Project is the Company’s environmental and social programs.  During the quarter ended June 30, 2006, the fifth round of quarterly water quality monitoring was completed since initiation of drilling activities in 2005.  The Company routinely monitors water quality at eight locations on the property; the work is carried out by an independent environmental consulting firm with local community leaders present.  In 2005, the Company completed a vegetation survey of the property to support reclamation activities at the site.  This survey led to implementation of a topsoil salvage and storage program for reclamation and revegetation efforts.  As at August 30, 2006, the Company has completed a major interim reclamation program which included erosion control upgrades and revegetation of several drilling disturbed areas.  Community workers are being used extensively to complete this work.  All studies and monitoring results are routinely submitted to agencies with regulatory oversight responsibility at Galeno.  There are no environmental compliance issues or violations to report for the year ended June 30, 2006 and to the date of this MD&A.

The Company maintains an active community relations program with the local people.  Recognizing its social responsibility in the project area, the Company currently employs over 70 community workers.  In addition, the Company has improved roads in local communities, upgraded water supplies and built soccer fields.  One of the more successful programs is the Company’s medical assistance program, which provides regular medical care and emergency medical service.  During the first six months of 2006, Company medics have attended to over 1,300 patient visits.  The Galeno exploration camp is open to local community members who seek medical attention.  Equally important is Northern Peru’s commitment to education.  The Company pays for the cost of transporting teachers from Cajamarca to local schools and has assisted in the construction of local school and community buildings.  The Company has made its commitment to the local communities a cornerstone of exploration activities at Galeno and this will continue through the development phase of the project.

In summary, the Company continues to aggressively advance the Galeno Project as it now enters the engineering and development phase.  The ongoing prefeasibility study will focus on further refining the project and will maximize the opportunity provided by the near surface high grade zone which would form the basis of a starter pit in the early years of a mining operation.

Hilorico Prospect

At the Hilorico Prospect, the Company is encouraged by the results of the ongoing diamond drilling program initiated in December 2005.  Hilorico is located one kilometer from the Galeno deposit and is within the Galeno property boundary.  The Company is expending a significant effort to define the nature and potential size of the gold mineralization at Hilorico.  A hole drilled by a previous operator in 1997 intersected gold mineralization in the Hilorico area.  Based on this work, the Company initiated an extensive surface sampling and trenching program in December 2005 to define drill targets at Hilorico.  Subsequent drilling by the Company, in holes HR-05-01 and HR-05-02, encountered significant gold intercepts (refer to news release #NR06-01) and, as a result, the Company mobilized a drill rig dedicated to Hilorico exploration in January 2006.

As at August 30, 2006 the Company has completed a total of twenty six diamond drill holes (HR-05-01 through HR-06-26) totalling 8,343 meters as well as several kilometers of trenching and sampling.  Results from holes HR-05-01 through HR-06-13 (refer to news releases #NR06-01, NR06-06, NR06-10, NR06-12) showed significant gold mineralization over a wide area at Hilorico.  Results from holes HR-06-14 through HR-06-26 will be released as soon as results are received and verified by the Company.  Based on delineation of the mineralized zone to date, the Company will continue to aggressively explore Hilorico.

In addition to the gold mineralization encountered at Hilorico, drill hole HR-05-02 intersected significant polymetallic mineralization, including 117.35 meters at 50.7g/t silver, 0.21g/t gold, 1.28% zinc and 0.61% lead from 188 meters to the bottom of the hole at 305.35 meters.  The Company is currently planning to drill approximately 2,000 meters before the end of 2006 to test further polymetallic targets.

Pashpap Property

Northern Peru holds a 100% undivided interest in the Pashpap property.  Located 450 kilometers north of Lima, the property is made up of fourteen mining concessions that covers a total surface area of 10,987 hectares.  The property contains five distinct copper-molybdenum porphyry targets that offer excellent exploration potential.

Copper mineralization was first found on the Pashpap property in 1914.  Extensive exploration in the area in the late 1970s subsequently discovered a significant copper and molybdenum mineral resource.  Past estimates on one of the porphyry targets indicate a historical unclassified mineral resource of 101 million tonnes, grading 0.64% copper and 0.049% molybdenum.  The potential for additional porphyry copper mineralization to exist on four other targets remains to be tested.

In June, 2005, the Company and the Japan Oil, Gas and Metals National Corporation (JOGMEC) signed a letter of intent and preliminary agreement whereby JOGMEC has an option to earn a 51% participating joint venture interest in the Pashpap property.  JOGMEC will earn its interest once it has expended US $5,000,000 on exploration and has completed 25,000 meters of drilling on the property before March 31, 2009.

In 2005, JOGMEC spent US $739,000 on exploration which included 1,852 meters of drilling in six diamond drill holes, three kilometers of new road construction and extensive geological mapping and geochemical sampling.  All drill holes contained significant sulphide mineralization and confirm the presence of a cluster of coalescing porphyry copper systems at Pashpap of at least seven kilometers in diameter, within which extensive areas remain untested by drilling.

During the quarter ended June 30, 2006, management’s efforts were focused on review and approval of JOGMEC’s proposed 2006 geologic mapping, sampling and diamond drilling program.  JOGMEC and the Company have approved a 4,800 meter diamond drilling and geologic mapping program on new exploration targets at Pashpap.  The total program budget is US$1,200,000.  The Company also provided permitting and legal support to the project.  In support of the exploration program, JOGMEC has secured surface access agreements with the local community and private land owners as well as permits and approvals from Peruvian regulatory authorities.

On July 29, 2006, the Pashpap diamond drilling program was initiated.  As at August 30, 2006, a total of 3,900 meters of diamond drilling has been completed in seven drill holes.  To date, no assay results have been received.  The Company will publish drilling results as soon as they are available.

This joint venture has allowed the Company’s management to focus its efforts on the Galeno Project while a capable partner leads the efforts to advance the Pashpap property.

Financial Results From Operations

The Company effectively commenced operations on May 19, 2005 upon completion of the reorganization of Lumina Copper Corp. and completed its first fiscal period end on June 30, 2005.  The period from July 1, 2005 to June 30, 2006 (“fiscal 2006”) represented the Company’s first full year of operations.  Comparisons between fiscal 2006 and 2005 operations are not considered meaningful and have not been presented in this discussion.

During fiscal 2006, the Company’s efforts were concentrated on the extensive exploration program on the Galeno Project, as discussed above, resulting in approximately $9.8 million being expended on exploration on the property.  The Company secured financing for the work by completing two private placements during the year for proceeds of approximately $15.6 million, net of issue costs (refer to Liquidity and Capital Resources below).

For the year ended June 30, 2006, the Company incurred a net loss of $1,568,186.  The loss consisted of general and administrative expenses (“G&A”) of $1,585,576, other expenses of $73,169 and interest income of $90,559.

Significant expenses included in G&A were stock based compensation expense of $999,831 and investor relations expenses of $198,496.  Stock based compensation expense for fiscal 2006 consisted of $224,211 recognized for the fair value of warrants, $494,780 for options and $280,840 for bonuses paid in shares to key management personnel, of which a total of $781,710 was recognized in the fourth quarter.  Investor relations activities consisted of attendance at trade shows and meetings with analysts and potential institutional investors for the purposes of raising the Company’s profile and to facilitate in on-going financing efforts. The Company conducts its investor relations activities using in-house personnel as well as outside consultants.

On a cash basis, for the year ended June 30, 2006, cash used in operations was $534,822.  Cash used in investing activities was $9,014,516, spent primarily on the Galeno Project.  The Company received cash in the aggregate of $15,654,545, consisting of $15,643,845 from the proceeds of two private placements completed in December, 2005 and April, 2006, $6,000 from the exercise of warrants and $4,700 from the exercise of options.  The aggregate change in cash for the year was a net increase of $6,105,207.  As at June 30, 2006, the Company had a cash balance of $9,145,830.

The Company capitalizes all costs incurred in connection with its mineral property interests.  Mineral property expenditures incurred during the year ended June 30, 2006 totalled $10,238,118, net of recoveries of $146,030.  Of this amount, $9,850,661 was spent on the exploration program at Galeno, as discussed above.  The Company also made an option payment of $463,687 on the property.  A total of $69,800 of expenditures was incurred on Pashpap and $146,030 was received from JOGMEC on account of the total exploration expenditures to be incurred under the option agreement.  As at June 30, 2006, the carrying values of the mineral properties were $13,235,354 for Galeno and $139,201 for Pashpap, for an aggregate of $13,374,555.

The financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  The significant accounting policies are outlined within Note 2 to the audited consolidated financial statements of the Company for the fiscal year ended June 30, 2006.  These accounting policies have been applied consistently throughout the year.

Selected Annual Information

	Year Ended June 30, 2006	Period from Inception (February 28, 2005) to June 30, 2005 (Restated) *
Revenue	$—	$—
General & administration expenses	1,585,576	546,495
Other income (expenses)	17,390	(10,845)
Loss for the period	(1,568,186)	(557,340)
Basic and diluted loss per share	(0.07)	(0.08)

Working capital	7,982,442	2,989,354

Properties:
Mineral property acquisition and deferred exploration costs	13,374,555	3,136,437
Equipment	43,236	22,367

Shareholders’ equity:
Share capital	22,459,154	6,153,592
Contributed surplus	1,066,605	551,906
Deficit	(2,125,526)	(557,340)

Summary of Quarterly Results

Three Months Ended:	June 30, 2006	March 31, 2006	December 31, 2005
Revenue	$—	$—	$—
General & administration expenses	998,769	362,863	100,543
Other income (expenses)	(13,272)	13,564	55,930
Loss for the period	(1,012,041)	(349,299)	(44,613)
Basic and diluted loss per share	(0.03)	(0.02)	(0.01)

	For the Three Months Ended September 30, 2005	For the Three Months Ended June 30, 2005 (Restated) *	Period from Inception (February 28, 2005) to March 31, 2005
Revenue	$—	$—	$—
General & administration expenses	123,401	546,495	—
Other income (expenses)	(38,832)	(10,845)	—
Loss for the period	(162,233)	(557,340)	—
Basic and diluted loss per share	(0.01)	(0.08)	—

* Restatement

In accordance with CICA 3870 and SFAS 123, the Company restated its financial statements for the period from inception (February 28, 2005) to June 30, 2005 to record additional stock based compensation expense on 875,000 options granted by the Company to the holders of Lumina options on the date of reorganization.  The restatement increased the loss for the period ended June 30, 2005 by $441,082. (refer to Note 1(b) of the consolidated financial statements for June 30, 2006 for a comprehensive disclosure of the effects of the restatement).

Critical Accounting Policies

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  As described below, significant estimates and assumptions are used in determining the deferral of costs incurred for mineral properties and in determining the fair value for recording stock-based compensation.  The Company evaluates its estimates on an on-going basis and bases them on various assumptions that are believed to be reasonable under the circumstances.  The Company’s estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from those estimates.

The accounting policies described below are in accordance with Canadian GAAP.

Mineral property costs

The Company capitalizes all costs related to investments in mineral property interests on a property by property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the mineral rights are allowed to lapse.

Capitalized costs are reviewed, on a property by property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount less than the deferred costs, the property is written down for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. Where the options are exercisable entirely at the discretion of the Company or the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs will be depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Stock based compensation

The Company follows the recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  This standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.

Fair value is estimated using the Black-Scholes Option Pricing Model.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options or other stock awards.

Liquidity and Capital Resources

The Company’s continuing operations as intended are dependent on management’s ability to raise required funding through future equity issuances, asset sales or a combination thereof (refer to Risk Factors below).

During fiscal 2006, the Company completed two private placements and raised a total of $15,643,845, net of issue costs. In December, 2005 the Company completed an initial private placement and issued 2,065,000 common shares for proceeds of $2,908,031, net of issue costs of $189,469.  In April, 2006, the Company completed a private placement and issued 4,000,000 common shares for proceeds of $12,735,814, net of issue costs of $264,186.  The proceeds from these financings are being used to continue the advancement of the Galeno Project and for general working capital purposes.

As at June 30, 2006 the Company had working capital of $7,982,442.  Working capital items include cash of $9,145,830, receivables of $22,381, prepaid expenses of $71,375 and current liabilities of $1,257,144.

The Company has no long-term debt obligations or off-balance sheet arrangements.

The Company has one remaining option payment on the Galeno property, in the amount of US $1,120,000, which is payable by April 25, 2007.

The capital requirements of the Company for the ensuing year will be met primarily by current working capital. Historically, the Company’s capital requirements have been met by equity proceeds.  While current working capital is considered sufficient to meet the Company’s administrative overhead and planned business activities for the ensuing year, substantial additional capital is required for the continued development of the Company’s mineral properties and to establish ore reserves (refer to Risk Factors below).

Outlook

The Company anticipates that the current commodity price environment will remain strong for the foreseeable future. The Company has adequate funding to advance Galeno through the prefeasibility stage, while at the same time aggressively exploring the Hilorico prospect.  Should the prefeasibility study prove positive, the Company intends to explore all its options with respect to delivering shareholder value in this strong metals price cycle.

Share Capital

As at the date of this MD&A, the Company had:

•              27,287,442 issued and outstanding common shares

•              options outstanding for the acquisition of 1,530,000 common shares

Related Party Transactions

The Company shares general and administrative expenses on a pro-rata basis with four other companies with certain directors in common. These expenses include $9,885 for rental of office premises and $20,172 for management fees.  Included in accounts payable and accrued liabilities is an amount of $48,572 owed to one of the companies for shared expenses.

The foregoing related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as established and agreed to between the parties.  In management’s opinion, the exchange amount was negotiated and established and agreed to by the related parties as if they were dealing at arm’s length.

Risks Factors

The Company’s principal activity is mineral exploration and development.  Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, fluctuating metal prices, political and economics.  Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen.  While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practicable.

The risks and uncertainties described in this section are considered by management to be the most important in the context of the Company’s business.  The risks and uncertainties below are not inclusive of all the risks and uncertainties the Company may be subject to and other risks may apply.  (For a more comprehensive discussion of risk factors, the reader is referred to the

Company’s Annual Information Form for the fiscal year ended June 30, 2006, which is available on www.sedar.com).

The Company has no significant source of operating cash flow and no revenues from operations.  None of the Company’s mineral properties currently have proven reserves.  The Company has limited financial resources.  Substantial expenditures are required to be made by the Company to establish ore reserves.  The Company relies on the sale of equity to fund its operations.  There is no guarantee that it will be able to obtain adequate financing in the future or that such financing will be advantageous to the Company.  Additional funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company’s current stockholders to experience dilution.  Such securities may grant rights, preferences or privileges senior to those of the Company’s common stockholders.

The Company’s ability to achieve and maintain profitability and positive cash flow is dependent upon the Company’s ability to raise required funding through future equity issuances, asset sales or a combination thereof.

Based upon current plans, the Company expects to incur operating losses in future periods due to continuing expenses associated with the holding and exploration of the Company’s mineral properties.  The Company may not be successful in generating revenues in the future.  Failure to generate revenues or raise capital could cause the Company to cease operations.

The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations.  Any such indebtedness could contain covenants, which would restrict the Company’s operations.  The Company does not plan on entering into any debt obligations in the next twelve months.

The Company has only a limited operating history on which to base an evaluation of the Company’s current business and prospects, each of which should be considered in light of the risks, expenses and problems frequently encountered in the early stages of development of all companies. The results of this particular period should not be relied upon as an indication of future performance.

All of the Company’s mineral properties are located in Peru and may be exposed to various and unpredictable levels of political, economic and other risks and uncertainties. The Company conducts operations through Peruvian subsidiaries which hold the rights to the mineral properties.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, expropriation of property, maintenance of claims, environmental legislation, land use and land claims.  In addition, any limitation on the transfer of cash or other assets between the parent company and its Peruvian subsidiaries could restrict the Company’s ability to fund its operations efficiently.  Failure to comply with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations.  Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.  Exploration of the Company’s mineral properties may not result in any discoveries of commercial bodies of mineralization.  If the Company’s efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

Even if the Company’s mineral properties are proven to host economic reserves of copper or other precious or non-precious metals, factors such as governmental expropriation or regulation may prevent or restrict mining of any such deposits.  Exploration and mining activities may be affected in varying degrees by government policies and regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

The Company’s future performance is dependent on key personnel.  The loss of the services of any of the Company’s executives or directors could have a material adverse effect on the Company’s business.

Internal Controls Over Financial Reporting

Management is responsible for the design, maintenance and establishment of internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.  Based on an evaluation of the Company’s internal controls over financial reporting as of the end of the period covered by this MD&A, management believes its internal controls and procedures are effective in providing reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with generally accepted accounting principles.

Disclosure Controls and Procedures

Management is responsible for the design, establishment and maintenance of disclosure controls and procedures.  Based on an evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this MD&A, management believes its disclosure controls and procedures are effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

News releases and additional information about the Company may be found on www.sedar.com and on the Company’s website at www.northernperu.com.